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                                                                 Exhibit (a)(11)

FOR IMMEDIATE RELEASE
June 1, 1999

CONTACT:      Michael T. Kestner, Chief Financial Officer
              Telephone Number:  (216) 771-6700

                    HILITE INDUSTRIES COMPLETES TENDER OFFER
           AND SALE OF SHARES TO CLEVELAND-BASED HILITE HOLDINGS, LLC.


CARROLLTON, TEXAS, June 1, 1999 -- Hilite Industries, Inc. (NASDAQ:HILI) today announced that it has successfully completed the previously announced all-cash tender offer by Hilite for all of its outstanding shares of common stock, at a price of $14.25 per share. The Offer expired at 9:00 a.m. (New York City time) today. Approximately 4,730,941 shares, including 22,550 shares tendered pursuant to guaranteed delivery procedures, were validly tendered and not withdrawn representing approximately 96% shares of all outstanding common shares of Hilite. All of the tendered shares were accepted for payment.

                  Immediately prior to the acceptance of the tendered shares, Hilite also completed the previously announced sale of an aggregate of 1,681,414 shares to Hilite Holdings, LLC. Hilite Holdings, LLC, based in Cleveland, Ohio, is a Delaware limited liability company newly formed by Carreras, Kestner & Co., L.L.C. a Cleveland-based investment group, to acquire Hilite.

                  Hilite Industries, Inc. designs, manufactures and sells a diversified line of highly engineered components and assemblies for the automotive industry including brake proportioning valves, electromagnetic clutches, machined components such as mounting brackets and pulleys, and specialty components and assemblies such as stampings, specialty springs and automated assemblies. The Company's customers include all three domestic automotive companies: Ford Motor Company, General Motors Corporation and Daimler Chrysler Corporation as well as other original equipment manufacturers such as Navistar International Transportation Corporation and non-automotive companies such as Motorola, Inc. The Company also sells products to first-tier suppliers of the automotive industry including Borg-Warner Corporation, Bosch Braking Systems Corporation, Denso of Los Angeles, Inc. and ITT Automotive of North America, Inc.

                  For further information call Michael T. Kestner at (216) 771-6700 or access Hilite Industries, Inc.'s website at www.hilite-ind.com.